November 16, 2020

Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Sugarfina Corporation

Offering Statement on Form 1-A

Filed October 26, 2020

File No. 024-11352

Dear Ms. Ransom:

We acknowledge receipt of the comments in your letter dated November 10, 2020, regarding the Draft Offering Statement of Sugarfina Corporation (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed October 26, 2020

Plan of Operations, page 47

1.	We note that you invested $175,000 to increase your e-commerce customer list. Please explain the activities you undertook to increase the list and how the list is used. In addition, we note that you plan to spend an additional $25,000 per month to further increase your customer list and revenues. In this regard, please describe the anticipated costs of the objectives set forth on pages 47-48, and how you intend to prioritize these objectives if you are unable to fund them simultaneously. Also, to the extent that you have entered into new agreements, such as lease agreements, manufacturing or distribution contracts related to your pre-build goods, collaboration and wholesale agreements with wine companies and grocery stores, and brand management services agreements, please describe the terms of these agreements and, if material, file them as exhibits with your next amendment.

The Company has revised the disclosure as requested by the Staff, including a description of the material terms of the referenced agreements.

Plan of Distribution, page 58

2.	We note your response to prior comment 7; however, the link provided in response to the comment is currently non-working. Please revise to provide an updated link to the offering page.

The Company has confirmed that the link www.startengine.com/sugarfina went live on November 4, 2020.

Exhibits

3.	The assumption contained in the final sentence of the second paragraph of your legality opinion appears to be overbroad. In this regard, please note that facts related to corporate authorization of a counter-party, and other requirements necessary for a document to be valid and binding on such party, are often readily ascertainable by counsel. Please revise accordingly. Refer to Staff Legal Bulletin No. 19, available at https://www.sec.gov/interps/legal/cfslb19.htm.

We have revised the validity opinion and filed it with this amendment.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Sugarfina Corporation. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Scott LaPorta

Chief Executive Officer

Sugarfina Corporation